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                                                                    Exhibit 99.1

                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1)   Name of company

BRIGHT STATION PLC

2)   Name of shareholder having a major interest

PRUDENTIAL PLC

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

AS IN 2

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

PRUDENTIAL CLIENT HSBC GIS NOMINEES (UK) PAC ACCOUNT - 8,941,400
PRUDENTIAL CLIENT HSBC GIS NOMINEES (UK) PPL ACCOUNT - 703,675

5)   Number of shares/amount of stock acquired

NOT DISCLOSED

6)   Percentage of issued class

NOT DISCLOSED

7)   Number of shares/amount of stock disposed

NOT DISCLOSED

8)   Percentage of issued class

NOT DISCLOSED

9)   Class of security

ORDINARY SHARES OF ONE PENCE

10)  Date of transaction

NOT DISCLOSED

11)  Date company informed

11 JUNE 2001
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12)  Total holding following this notification

11,858,514 ORDINARY SHARES IN THE FOLLOWING ACCOUNTS:

PRUDENTIAL CLIENT HSBC GIS NOMINEES (UK) PAC ACCOUNT - 8,000,000
PRUDENTIAL CLIENT HSBC GIS NOMINEES (UK) PPL ACCOUNT - 703,675
CLYDESDALE BANK NOMINEES LTD MGT ACCOUNT - 7,800
CLYDESDALE BANK NOMINEES LTD MGIN ACCOUNT - 1,271,206
CLYDESDALE BANK NOMINEES LTD MGC ACCOUNT - 1,854,833
NORTRUST NOMINEES LTD - 21,000


13)  Total percentage holding of issued class following this notification

6.84%

14)  Any additional information

INFORMATION CONCERNING MATERIAL AND NON-MATERIAL HOLDINGS HAS BEEN DISCLOSED, AS OBTAINED FROM PRUDENTIAL PLC PURSUANT TO S212 OF THE COMPANIES ACT 1985.

15)  Name of contact and telephone number for queries

JONATHAN BALL - 020 7925 7698

16) Name and signature of authorised company official responsible for making this notification

JONATHAN BALL

     Date of notification  12 JUNE 2001